Exhibit 99.2

CONSENT OF ANTOINE R. YASSA

To:

Alberta Securities Commission

Autorité des marchés Financiers (Québec)

British Columbia Securities Commission

Financial and Consumers Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Financial and Consumer Services Division (Prince Edward Island)

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Newfoundland and Labrador)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

And to:

Canadian Securities Exchange

Dear Sirs / Mesdames:

Re: Filing of a Technical Report supporting the press release titled “First Phosphate Reports Updated Mineral Resource Estimate for Bégin-Lamarche Phosphate Deposit”, dated May 26, 2026.

I, Antoine R. Yassa, do hereby consent to the public filing by First Phosphate Corp. (CSE: PHOS) (“First Phosphate” or the “Company”) of a Technical Report titled “Updated Mineral Resource Estimate and Technical Report on the Bégin-Lamarche Phosphate Project, Saguenay – Lac Saint-Jean Region, Northern Québec” by Antoine Yassa, P.Geo. of P&E Mining Consultants Inc., dated August 24, 2026 (the “Technical Report”), with all the Canadian Securities regulatory authorities having jurisdiction and publicly with the System for Electronic Document Analysis and Retrieval (SEDAR+); and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in written disclosure filed or being filed by First Phosphate.

I, Antoine R. Yassa, have read the written disclosure filed by First Phosphate in its news release dated May 26, 2026 titled “First Phosphate Reports Updated Mineral Resource Estimate for the Bégin-Lamarche Phosphate Deposit” and it fairly and accurately represents the information in the Technical Report that supports the disclosure insofar as my contribution is concerned.

DATED this 24th Day of August, 2026

{SIGNED AND SEALED}

[Antoine R. Yassa]

Antoine R. Yassa, P.Geo.
Senior Associate Geologist